K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

February 26, 2020
FILED VIA EDGAR
Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:          Neuberger Berman Income Funds; Post-Effective Amendment No. 138
- Neuberger Berman Municipal Intermediate Bond Fund
- Neuberger Berman Short Duration Bond Fund
- Neuberger Berman Short Duration High Income Fund
- 1933 Act File No. 002-85229
- 1940 Act File No. 811-03802
Dear Ms. Rossotto:
This letter responds to your comments, discussed in our telephone conversation on February 4, 2020, regarding your review of Post-Effective Amendment No. 137 to the registration statement on Form N-1A for Neuberger Berman Income Funds (the “Registrant”) on behalf of its series Neuberger Berman Municipal Intermediate Bond Fund (“Municipal Intermediate Bond”), Neuberger Berman Short Duration Bond Fund (“Short Duration Bond”), and Neuberger Berman Short Duration High Income Fund (“Short Duration High Income”) (collectively, the “Funds”).  Post-Effective Amendment No. 137 will become effective on February 28, 2020, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”).  We expect to file Post-Effective Amendment No. 138 (“PEA 133”) on February 26, 2020, which will become effective on February 28, 2020, pursuant to Rule 485(b) under the 1933 Act and which will reflect changes made in response to the staff’s comments, as set forth below, and certain other non-material clarifying and conforming changes.
General
Comment 1:  Please amend the disclosure in the footnote to each fee table discussing the contractual expense caps to indicate that any repayment by a Fund to the Manager must be made within three years of the date on which the Manager waived the expense.
Response: No change was made in response to this comment.  The current disclosure permits the Manager to be repaid within three years after the year in which the expense was incurred.  We note that the 2016 AICPA Audit and Accounting Guide states that the test of

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
February 26, 2020

whether a contingent amount has to be accrued currently is whether it is both estimable and probable.  The Guide cites the three-year recoupment period as merely an example of an appropriate timeframe.  The Registrant believes that this arrangement does not need to be recorded as a liability since it does not meet the requirements for such an accrual (i.e., it is neither estimable nor probable).  While the amount of expense repayment is more likely to be estimable and probable if the repayment period has a longer duration, the Registrant believes that the amount of expense repayment over a period that ends at the end of the third year after the end of the year in which fees were waived or expenses reimbursed is neither estimable nor probable.
Comment 2:  Please confirm the market value (rather than the notional value) of derivatives will be used for the purposes of calculating each Fund's adherence to its 80% policy.
Response:  The Registrant believes that the overriding policy purpose of Rule 35d-1 is to ensure that a fund that holds itself out (through its name) as focusing on a particular type of investment provides investors with a risk/return profile that is commensurate with the focus suggested by its name. Accordingly, when evaluating how to measure the impact of derivatives for purposes of this test, the Registrant seeks to take into account the level of investment exposure provided by the derivatives instrument. In some instances, the Fund expects this amount will be the mark-to-market value of the instrument. In other cases, however, the Fund may determine that the notional value is more indicative of the investment exposure of the Fund.
Comment 3:  Please confirm that if a Fund sells credit protection on credit default swaps, it would segregate the full notional amount.
Response: If a Fund sells credit protection on credit default swaps, it currently intends to segregate assets it believes are sufficient to cover the Fund’s potential exposure under the credit default swap.  Specifically, when a Fund is a seller of a credit default swap on a single security, the Fund currently intends to segregate assets sufficient to cover the notional value of the credit default swap.  When a Fund sells a credit default swap on an index with certain characteristics (i.e., on a broad based index and cash settled swap), the Fund currently intends to segregate assets sufficient to cover the amount that the Fund is “out of the money” based on the current mark-to-market valuation of such swap.  In these instances, the Manager believes the amount that a Fund is “out of the money” more appropriately represents the Fund’s potential exposure to such swap. Each Fund also reserves the right to segregate differently in the future upon further guidance, rules, or regulations or if it believes that another approach more appropriately represents the Fund’s exposure.
Comment 4: Please consider presenting the disclosures in each Fund’s “Principal Investment Risks” section in order of risks most likely to impact the Fund’s net asset value, yield, or total return.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
February 26, 2020

Response:  The Registrant believes the presentation meets the requirements of Form N-1A.  Both Item 4(b) and Item 9(c) of Form N-1A discuss the requirement for disclosing the Fund’s principal investment risks and ask the Fund to disclose “the principal risks of investing in the Fund, including the risks to which the Fund’s particular portfolio as a whole is expected to be subject and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yield, or total return.”  Form N-1A does not require that the risks be placed in any particular order and only requires disclosure of the principal risks of investing in the Fund.
However, the Registrant has made the following changes to the “Principal Investment Risks” section for each Fund.  The following has been added as the second paragraph in the “Principal Investment Risks” section for each Fund:
The actual risk exposure taken by the Fund in its investment program will vary over time, depending on various factors including the Portfolio Managers' evaluation of issuer, political, regulatory, market, or economic developments. There can be no guarantee that the Portfolio Managers will be successful in their attempts to manage the risk exposure of the Fund or will appropriately evaluate or weigh the multiple factors involved in investment decisions, including issuer, market and/or instrument-specific analysis, valuation and environmental, social and governance factors.
In addition, each Fund has moved certain operational risks, specifically “Risk of Increase in Expenses,” “Operational and Cybersecurity Risk,” “Risk Management,” and “Valuation Risk” to the end of the “Principal Investment Risks” section in order to better highlight the investment risks that are specific to the Fund’s strategy.
Comment 5:  For each Fund, consider including an additional appropriate broad-based securities market index.
Response:  The Registrant believes the index currently included for each Fund is an “appropriate broad-based securities market index” as defined in Instruction 5 to Item 27(b)(7) of Form N-1A.  The Registrant notes that inclusion of an additional index is not required by Form N-1A, however, the Registrant will continue to consider the staff’s comment and, in the future, may include an additional index to the extent one is identified.
Comment 6: For Municipal Intermediate Bond and Short Duration Bond, please consider adding that the Fund may engage in active and frequent trading in the “Principal Investment Strategies.” If such disclosure is added, please also include relevant risk disclosure.
Response: The Registrant has made the requested change and added the following sentence to Municipal Intermediate Bond’s and Short Duration Bond’s “Principal Investment Strategies”:

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
February 26, 2020

In an effort to achieve its goal, the Fund may engage in active and frequent trading.
In addition, the following risk disclosure was also added to each Fund’s “Principal Investment Risks”:
High Portfolio Turnover. The Fund may engage in active and frequent trading and may have a high portfolio turnover rate, which may increase the Fund’s transaction costs, may adversely affect the Fund’s performance and may generate a greater amount of capital gain distributions to shareholders than if the Fund had a low portfolio turnover rate.
Comment 7: Please confirm whether the acquired fund fees and expenses line item should be included in the fee table for Short Duration Bond and Short Duration High Income.
Response:  The Registrant confirms that the acquired fund fees and expenses line item does not need to be included in the fee table for either Fund in accordance with Instruction 3(f)(1) of Form N-1A since they have been lower than one basis point during each Fund’s most recently ended fiscal year.
Municipal Intermediate Bond
Comment 8: Municipal Intermediate Bond’s “Principal Investment Strategies” states that it “normally invests at least 80% of its total assets in securities of municipal issuers within the U.S. and its territories[.]”  Please confirm that to the extent they are included in the 80% requirement, any investment in tender option bonds, including inverse floaters, or derivative instruments will have economic characteristics similar to securities of municipal issuers within the U.S. and its territories.
Response: The Registrant confirms that to the extent they are counted for purposes of the 80% requirement, any investment in tender option bonds, including inverse floaters, or derivative instruments will have economic characteristics similar to securities of municipal issuers within the U.S. and its territories.
Comment 9: Municipal Intermediate Bond’s “Principal Investment Strategies” states that the Fund may “invest in derivative instruments as a means of hedging or for investment purposes, which may include altering the Fund’s exposure to interest rates, sectors and individual issuers….”  Please explain supplementally the meaning of this statement.
Response: With respect to the language in Municipal Intermediate Bond’s “Principal Investment Strategies,” which states that the Fund may “invest in derivative instruments as a means of hedging or for investment purposes, which may include altering the Fund’s exposure to interest

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
February 26, 2020

rates, sectors and individual issuers,” the Registrant intends this language to permit the Fund to use derivative instruments both to increase or decrease the Fund’s exposure to interest rates, sectors and individual issuers.  This adjustment could occur both for hedging purposes or for investment purposes.
Short Duration Bond
Comment 10:  In the first sentence of the “Principal Investment Strategies” for Short Duration Bond, please clarify the meaning of the term “trust structures.”
Response:  The Registrant has revised the first sentence of the “Principal Investment Strategies” as follows:
To pursue its goals, the Fund invests mainly in fixed and floating-rate investment-grade bonds and other debt securities issued by domestic and foreign governments, corporate entities, and trusts~~trust structures~~.
Comment 11:  Please consider revising the first sentence of the second paragraph of the “Principal Investment Strategies” for Short Duration Bond since the Fund may now invest in foreign securities.
 Response:  The Registrant has removed the reference to “national” in the first sentence of the second paragraph of the “Principal Investment Strategies.”
Comment 12:  Short Duration Bond’s “Principal Investment Strategies” states that it “normally invests at least 80% of its net assets in bonds and other debt securities….”  Please confirm that to the extent they are included in the 80% requirement, any investment in derivative instruments will have economic characteristics similar to bonds and other debt securities.
Response: The Registrant confirms that to the extent they are counted for purposes of the 80% requirement, any investment in derivatives will have economic characteristics similar to bonds and other debt securities.
Short Duration High Income
Comment 13:  Short Duration High Income’s “Principal Investment Strategies” states that it “normally invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in High Yield Securities (as defined above)….”  Please confirm that to the extent they are included in the 80% requirement, any investment in derivative instruments will have economic characteristics similar to High Yield Securities.
Response: The Registrant confirms that to the extent they are counted for purposes of the 80% requirement, any investment in derivatives will have economic characteristics similar to High Yield Securities.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
February 26, 2020

Comment 14:  Please confirm whether Short Duration High Income will invest more than 15% of its net assets in collateralized loan obligations.
Response: The Registrant confirms that currently it does not intend to invest more than 15% of its net assets in collateralized loan obligations.
*          *          *          *          *
If you have any further comments or questions regarding this filing, please contact me at (202) 778-9473.  Thank you for your attention to this matter.
Sincerely,
/s/ Franklin Na